UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

Commission File Number: 333-227131

FUQIN FINTECH LIMITED

(Translation of registrant’s name into English)

No.8 Guanghua Dongli

Zhonghai Guangchang, South Tower, 7th Floor

Chaoyang District, Beijing, PRC 100020

+86-010 8018 0588

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Departure of Officer and Appointment of Officer

On January 1, 2020, Richard Chen tendered his resignation as the Chief Financial Officer of Fuqin Fintech Limited (the “Company”), effective immediately. The board of directors of the Company (the “Board”) approved the resignation of Mr. Chen and appointed Xingyan Li as the Interim CFO, effective January 1, 2020 until a permanent CFO is appointed by the Board. Mr. Chen’s resignation was due to personal reasons and was not the result of any disagreement with the Company’s operations, policies or procedures.

Ms. Xingyan Li, age 34, has been serving as the financial controller of Fuqin Hengye Technology Development (Beijing) Co., Ltd., the Registrant’s major variable interest entity in PRC, since August 2017. From March 2016 to August 2018, Ms. Li was a financial manager at an equity investment fund, where she managed the company’s funds and prepared in-house financial rules. From September 2013 to March 2016, Ms. Li was an audit manager at Kirin International Holding Limited, a Chinese real estate development company, where she prepared financial statements and conducted internal audit. Prior to that, Ms. Li worked as an audit manager at Sherb & Co., LLP (Beijing office) for three years and as a senior auditor at Kabani & Company, Inc. (Beijing office) for another three years.

Ms. Li does not have a family relationship with any director or executive officer of the Company. Ms. Li will receive an annual compensation of $72,000 and will report directly to the CEO of the Company.

Other Events

The Company plans to systematically expand its institutional investor base with additional institutional funding partners, such as trusts, consumer finance companies, commercial banks and other licensed financial institutions, including online lending information intermediaries. The Company plans to source all of its funding from institutional funding partners in the future.

Exhibit Index

Exhibit No.	Description
99.1	Correspondence of Richard Chen’s Resignations as Chief Financial Officer, dated January 1, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 13, 2020	Fuqin Fintech Limited

	By:	/s/ Xingliang Li
	Name: Title:	Xingliang Li Chief Executive Officer

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